UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares, $0.000625 par value
(Title of Class of Securities)

V0393H103
(CUSIP Number)

Ruth E. Horowitz
IFC GIF Investment Company I
IFC Global Infrastructure Fund, LP
IFC Global Infrastructure (GP) LLC
IFC Asset Management Company, LLC
c/o 2121 Pennsylvania Avenue, NW
Washington, District of Columbia 20433, United States
(230) 212-9800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC GIF Investment Company I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,389,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,389,452
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,389,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,389,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,389,452
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,389,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Global Infrastructure (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,389,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,389,452
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,389,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. V0393H103

1		NAME OF REPORTING PERSONS IFC Asset Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,389,452
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,389,452
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,389,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on October 21, 2016 (the “Original Schedule 13D”). This Amendment No. 1 relates to the equity shares at $0.000625 par value per share (the “Equity Shares”), of Azure Power Global Limited, a public company limited by shares incorporated in Mauritius on January 30, 2015 (the “Issuer”), with its principal executive offices located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi,110037, India. The Equity Shares are listed on the New York Stock Exchange under the ticker symbol “AZRE.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On October 10, 2018, IFC GIF Investment Company I purchased an additional 3,200,000 Equity Shares in an underwritten public offering by the Issuer at the public offering price of $12.50 per Equity Share for an aggregate purchase price of $40,000,000. The source of the funds used by GIF Fund to acquire such additional Equity Shares was funds from its limited partners.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(a) GIF is the owner of all equity interests of GIF Fund, while GP controls GIF and possesses indirect voting power and dispositive control over GIF Fund and the Manager possesses management power over GIF Fund. As of the date of filing of this Schedule 13D, GIF Fund holds 8,389,452 Equity Shares.  Based on information disclosed in the Issuer’s Final Prospectus filed with the SEC on October 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, there were 40,823,790 Equity Shares deemed issued and outstanding.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of the Reporting Persons is deemed to beneficially own 8,389,452 Equity Shares, or 20.6% of the Equity Shares deemed issued and outstanding as of the Filing Date.  The number of Equity Shares outstanding does not give effect to the underwriters’ option to purchase up to an additional 1,200,000 Equity Shares within 30 days from the date of the Final Prospectus.  This report shall not be deemed an admission that each Reporting Person or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act, or for any other purpose.

(b) The aggregate number and percentage of Equity Shares beneficially owned by the Reporting Persons and the number of Equity Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) On October 10, 2018, GIF Fund purchased an additional 3,200,000 Equity Shares in an underwritten public offering by the Issuer at the public offering price of $12.50 per Equity Share for an aggregate purchase price of $40,000,000. Other than as reported herein, the Reporting Persons have not effected any transaction in the Equity Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Equity Shares.

(e) Not applicable.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated October 21, 2016 among the Reporting Persons (incorporated by reference to the Issuer’s Schedule D filed with the Securities and Exchange Commission on October 21, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2018

IFC GIF INVESTMENT COMPANY I

BY THE HAND OF:

/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer

EXECUTED
for and on behalf of
IFC GLOBAL INFRASTRUCTURE FUND, LP
acting by its general partner
IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC
through its sole member
IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer

IFC GLOBAL INFRASTRUCTURE FUND (GP) LLC
acting through its sole member
IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer

IFC ASSET MANAGEMENT COMPANY, LLC

By:	/s/ Ruth Horowitz

Name:	Ruth Horowitz

Title:	Chief Operating Officer